UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-26207

BELK, INC.

(Exact name of registrant as specified in its charter)

2801 West Tyvola Road

Charlotte, North Carolina 28217-45000

(704) 357-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Belk, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BELK, INC.
Date: December 10, 2015	By:	/s/ Ralph A. Pitts
		Name:	Ralph A. Pitts
		Title:	Executive Vice President, General Counsel and Corporate Secretary

*	Effective December 10, 2015, Bear Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Bear Parent Inc., a Delaware corporation, was merged with and into Belk, Inc., with Belk, Inc. continuing as the surviving corporation.